EXHIBIT 1

FOR RELEASE MAY 2, 2006	CONTACT: Sonia Ross (403) 295-4532

NovAtel Inc. Reports Record Revenue
and Operating Income for the First Quarter 2006

(Calgary, Alberta, Canada, May 2, 2006)— NovAtel Inc. (NASDAQ: NGPS), a precise positioning technology company, today announced its financial results for the first quarter ended March 31, 2006.

Revenues in the first quarter 2006 were CDN $18.5 million (US $15.8 million) compared to CDN $15.4 million (US $12.4 million) in the similar period a year ago. The Company is reporting net income for the first quarter 2006 of CDN $5.2 million (US $4.5 million) or CDN $0.59 (US $0.50) per share (diluted) compared to a net income of CDN $3.7 million (US $3.0 million) or CDN $0.43 (US $0.35) per share (diluted) in the similar period a year ago.

“Revenue for the first quarter of 2006 of CDN $18.5 million and operating income of CDN $4.6 million represent historical records for NovAtel,” said Jon Ladd, President and CEO. “The majority of our year-over-year revenue growth is attributable to sales of our precision positioning system components into our Special Applications category. Our Q1 results reflect strong sales of our current GPS engines and antennas as well as initial sales of our recently introduced OEMV GPS+GLONASS products. We continued to drive success in the first quarter by executing our core strategy, focusing on providing competitive price, performance and exceptional technical support to our current OEM customers and a growing number of emerging system integrators worldwide.”

The Company’s first quarter 2006 revenue in its Special Applications category grew by 27% over the similar period in 2005. The majority of this year-over-year revenue increase is attributable to higher product shipments into the surveying and mapping market, other precise positioning and navigation markets such as port automation, and higher shipments of product into Europe and China. “Special Applications is our largest customer category, representing 67% of our revenue in all of 2005,” continued Ladd. “Special Applications continued to be the growth engine for NovAtel.”

First quarter 2006 revenue from the Company’s Aerospace and Defence category increased by 18% over the similar period a year ago, largely due to achieving milestones in the development of test and safety-of-life receivers for Europe’s Galileo system, under previously announced contracts with the Canadian Space Agency, and higher sales to Raytheon.

Revenue in the Company’s Geomatics category in the first quarter of 2006 decreased by 4% over the similar period a year ago partially due to the impact of the lower US dollar relative to the Canadian dollar and partially due to timing of customer shipments.

NovAtel’s Executive Vice President and CFO, Werner Gartner, commented, “A number of factors, particularly the growth in revenue and the continued strong gross margins of 60%, contributed to net income increasing to CDN $5.2 million in the first quarter of 2006 compared to CDN $3.7 million in the first quarter of last year. In addition, the improved profitability and focused management of our working capital enabled us to generate positive operating cash flow, increasing our cash/short term investments balance to CDN $37.4 million.”

Foreign Exchange

Although approximately 95% of the Company’s revenues are earned in US dollars, the Company’s financial results are reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles. The CDN/US dollar exchange rate has declined from an average rate of approximately CDN $1.22 per US dollar in all of 2005 to a rate of CDN $1.12 per US dollar as of April 28, 2006.

The US dollar financial information presented above is translated from the Canadian dollar financial information at the average rates in effect during the relevant reporting periods, as follows:

	Three months ended
	Mar. 31, 2006	Mar. 31, 2005
Canadian dollar per US dollar	$1.170	$1.238

* * * * *

During the conference call scheduled for this afternoon, the Company will be providing updates and further information on the Special Applications, Aerospace & Defence and Geomatics revenue categories and long-term trends.

The Company will have a conference call today at 4:30 p.m. ET. Participants may access the NovAtel Inc. conference call by dialing 1-888-789-0089 (North America) or 416-695-6120 (International). This call is also being web cast and can be accessed at NovAtel’s web site www.novatel.com or at www.fulldisclosure.com.

A replay of the conference call will be available until May 9, 2006 by dialing 1-888-509-0081 (North America) or 416-695-5275 (International), Verbal Passcode 620352, or until July 15, 2006 at the web addresses noted above.

The web cast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor centre at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network such as America Online’s Personal Finance Channel, Fidelity Investments® (Fidelity.com) and others. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

About NovAtel

NovAtel designs, markets and sells high-precision GPS and other positioning components and sub-systems used in a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, marine and defence industries. NovAtel is also the principal supplier of reference receivers to national aviation ground networks in the US, Japan, Europe, China and India. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GPS technology into their respective products and systems. NovAtel, an ISO 9001 certified company, is focused on supplying core high-precision positioning technology to OEMs and system integrators who build systems for various end market applications. For more information, visit www.novatel.com.

Certain statements in this news release, including those about the Company’s future plans and intentions, long-term growth prospects, levels of activity or other future events, are forward-looking statements. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “will”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), impact and timing of large orders, U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, timely launch of new products, certification and market acceptance of NovAtel’s new products, impact and timing of large orders, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2004 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, Canadian dollars)
(Unaudited)

	Mar. 31, 2006	Dec. 31, 2005
ASSETS

Current assets:
Cash and cash equivalents	$3,043	$2,721
Short-term investments	34,397	32,363
Accounts receivable	14,905	10,694
Related party receivables	1,284	1,331
Related party notes receivable	1,945	1,552
Inventories	6,080	5,436
Prepaid expenses and deposits	478	599
Future income tax asset	2,582	2,370
Total current assets	64,714	57,066

Capital assets	3,655	3,095
Intangible assets	4,831	4,722
Goodwill	1,494	1,494
Deferred development costs	1,492	1,657
Future income tax asset	3,437	3,221
Total assets	$79,623	$71,255

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$11,577	$9,784
Related party payables	11	15
Notes payable	2,109	1,552
Deferred revenue and customer deposits	1,056	752
Provision for future warranty costs	733	693
Total current liabilities	15,486	12,796

Deferred gain on sale/leaseback of capital assets	314	342
Total liabilities	15,800	13,138

Shareholders’ equity:
Capital stock	40,044	39,667
(Common shares issued and outstanding: 8,421 at Mar. 31, 2006 and 8,365 at Dec. 31, 2005)
Contributed surplus	1,047	953
Retained earnings	22,732	17,497
Total shareholders’ equity	63,823	58,117
Total liabilities and shareholders’ equity	$79,623	$71,255

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
 (in Canadian $ thousands, except per share data)
(Unaudited)

	Three months ended
	March 31, 2006	March 31, 2005
Revenue:
Product sales	$17,405	$14,106
NRE fees	1,045	1,251
Total revenues	18,450	15,357

Cost of sales:
Cost of product sales	6,734	5,697
Cost of NRE fees	622	603
Total cost of sales	7,356	6,300

Gross profit	11,094	9,057

Operating expenses:
Research and development	3,189	2,338
Selling and marketing	1,700	1,567
General and administration	1,686	1,817
Foreign exchange (gain) loss	(102)	8
Total operating expenses	6,473	5,730

Operating income	4,621	3,327

Interest income, net	287	153
Other expense	(20)	(14)
Benefit of investment tax credits	—	1,036

Income from continuing operations before income taxes	4,888	4,502

Income taxes
Current provision	81	1,313
Future income tax expense (benefit)	(428)	(555)
Total income tax (benefit) expense	(347)	758

Net income	$5,235	$3,744

Net income per share (basic)	$0.62	$0.45

Weighted average shares outstanding (basic)	8,377	8,261

Net income per share (diluted)	$0.59	$0.43

Weighted average shares outstanding (diluted)	8,817	8,730